Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’ An Middle Road

Jing’ An District

Shanghai, China 200040

November 21, 2019

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Draft Registration Statement on Form F-1/A
Amended on November 6, 2019
CIK 0001785566

Dear Mr. Fischer:

Zhongchao Inc. (the “Company”, “Zhongchao,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on August 19, 2019 and amended on September 27, 2019 and November 6, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted in confidentiality accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amendment No. 2 to Draft Registration Statement Filed November 6, 2019

Consolidated Statements of Income and Comprehensive Income, page F-4

1.	Please revise your earnings per share here and elsewhere throughout the filing to round it to the nearest whole cent.

Response: In response to the Staff’s comment, we have revised the earnings per share to round it to the nearest whole cent on page F-4, F-29, F-38, and F-49 in the Form F-1.

Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2019 and 2018

2. Summary of Significant Accounting Policies

(c) Revenue recognition, page F-43

2.	You indicated that for contracts engaged with non-for-profit organizations (“NFP”), you provide assistance in operation of patient aid projects and training courses and materials to doctors. We further note on page 68 that you also establish individual websites for these customers. Please quantify the amount of revenue recognized under these arrangements during 2018 and the most recent interim period presented. To the extent these revenues are material to any of the periods presented, please address the following:

●	Explain how you determined that the individual services provided under these arrangements should be combined into a single performance obligation. Please refer to ASC 606-10-25-14 through 25-22.
●	Disclose if these arrangements are typically structured as fixed price contracts or if the transaction price includes any variable consideration. Please refer to ASC 606- 10-50-17.
●	Tell us the time period over which you typically recognize revenues for these arrangements.

Response: In response to the Staff’s comment, the amount of revenue recognized for the year ended December 31, 2018 and six months ended June 30, 2019 were $nil and $1,785,484, respectively.

•	Explain how you determined that the individual services provided under these arrangements should be combined into a single performance obligation. Please refer to ASC 606-10-25-14 through 25-22.

Response:

Our assistance in operation of patient aid projects mainly consists of provision of training and knowledge of certain drugs to doctors, review of patients’ applications, track of patients’ usage of drugs and collection of these information. The series of services require the Company to provide management over the project period to integrate all activities so as to meet the purpose of the patient aid project, i.e., qualified patients could get free drugs. Moreover, in practice, the Company has enforceable rights to payments from customers until the free drugs are distributed to patients. Referring to ASC606-10-25-21(a), the Company believes these activities are not separately identifiable in the context of the contract, and should be combined as one performance obligation.

Though we are required to establish websites for the customers, we could only provide the series of services as described above to the customers after the establishment of the websites. As such the Company believes the activity to establish websites does not transfer products or services to the customers, and thus customers cannot benefit from such activity. Referring to ASC 606-10-25-17, the establishment of websites is an administrative or set-up activity and is not identified as a performance obligation

•	Disclose if these arrangements are typically structured as fixed price contracts or if the transaction price includes any variable consideration. Please refer to ASC 606-10-50-17.

Response: These arrangements are structured as fixed-price contracts. The priced is determined as stated in contracts. The Company did not identify variable consideration, noncash consideration and consideration payable to customers or significant financing component in the contracts.

We have revised the disclosure on page F-43 and page 80 of Form F-1 to clarify the determination of transaction price.

Page F-43 and Page 80

“Assistance in operation of patient-aid projects

The Company is engaged by not-for-profit organizations (“NFP”) to assist in operation of patient aid projects with a purpose to facilitate qualified patients to obtain free drug treatment from NFPs. The Company is responsible to provide doctors with access to training courses or training materials in connection with the drug treatment, review the completeness of application documents from patients, and other ad-hoc works. These arrangements are structured as fixed-price contracts. The price is determined as stated in contracts and does not include any variable consideration. The Company identifies a single performance obligation from contracts and recognizes revenue over a period of time during which the Company provides the assistance to the NFPs till the free drugs are completely delivered. The Company uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.”

•	Tell us the time period over which you typically recognize revenues for these arrangements.

Response: Pursuant to the contracts with customers, the Company recognizes revenues for these arrangements over the period from the date the Company established the website to the earlier of the date when all drugs are delivered to patients or a predetermined service end date in the contract. As we just launched these new projects in late 2018, the predetermined service end date is estimated around 12 to 15 months from the signing of the contracts. However, in practice, all drugs are typically delivered to patients and the contract expired within 6 months after the websites are established.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Pei Xu
Pei Xu CFO

cc:	Hunter Taubman Fischer & Li LLC

3